[LETTERHEAD OF SILICON GRAPHICS, INC.]

August 4, 2003

VIA EDGAR AND FACSIMILE

Re:	Silicon Graphics, Inc. Form S-4; file no. 333-104651 Schedule TO-I; File No. 5-39521 Filed April 21, 2003

Ms. Michele M. Anderson, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. Anderson:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Silicon Graphics, Inc. (“the Company”) respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the above-referenced registration statement, as amended and all exhibits thereto (the “Registration Statement”). The Company’s request is based on its termination of the exchange offer to which the Registration Statement relates because the minimum condition set by the Company for the completion of the exchange offer was not achieved. The Registration Statement was never declared effective and no securities have been sold or exchanged pursuant thereto.

          The Company respectfully requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

          Please do not hesitate to contact William Kelly or Sally Brammell of Davis Polk & Wardwell at (650) 752-2003 and (650) 752-2007, respectively or me at (650) 933-3009 should you have any questions with respect to this request.

Very truly yours,

/s/ Sandra Escher
Name: Title:	Sandra M. Escher Senior Vice President and General Counsel

cc:	William M. Kelly Sally Brammell